June 12, 2008

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Synopsys, Inc.
Form 10-K for the Year Ended October 31, 2007
Form 10-Q for the Quarterly Period Ended January 31, 2008
File No. 000-19807

Dear Mr. Krikorian:

On behalf of Synopsys, Inc. (“Synopsys” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 30, 2008 with respect to the periodic reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Year Ended October 31, 2007

1.              We note your disclosure on page 8 that revenue derived from Intel Corporation and its subsidiaries in the aggregate accounted for approximately 11%, 11%, and 13% of your total revenue for the fiscal 2007, 2006, and 2005, respectively.  Please tell us whether you have a contractual agreement with Intel that should be filed as an exhibit to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

We have reviewed paragraphs (b)(10)(i) and (b)(10)(ii)(B) of Item 601 of Regulation S-K and, after due consideration and review, we respectfully submit that our agreement with Intel Corporation was made in the ordinary course of business and we believe that our business has not been, and will not be, substantially dependent upon such agreement.  Therefore, we believe that we are not required to file such agreement as an exhibit to our periodic reports.

We generally sell our software products to companies in the business of designing chips.  Synopsys has over 2,000 customers, many of which are large businesses, including Intel, purchasing virtually all of the capabilities our software products offer.  Because software is an intangible product, we do not need to maintain greater inventories for Intel or our other large customers, or manufacture additional products that would not benefit other customers as well.  Accordingly, we do not sell the major part1 of our products or services to Intel or any other customer, and we do not license any of our products to Intel or any other customer exclusively.

In accordance with our revenue recognition policies, we effectively recognize revenue ratably over the multi-year term of the agreement.  The agreement is therefore similar in nature to our other customer agreements.  Please see our response to Comment number 4 below for a further discussion of our standard contractual terms.  Although we determined that Intel was at least a 10% customer in fiscal 2005, 2006 and 2007 in accordance with Item 101(c)(1)(vii) of Regulation S-K, we do not substantially depend upon this agreement alone for our revenues and we would continue as a strong going-concern even if this agreement were terminated.  For example, if this agreement had been terminated at the beginning of fiscal 2008, we would still anticipate achieving total revenue in fiscal 2008 to approximately equal to that achieved in fiscal 2007.  Based upon the projected growth of our

1 When describing the term “substantially dependent,” paragraph (b)(10)(ii)(B) of Item 601 of Regulation S-K states, “as in the case of continuing contracts to . .. . purchase the major part of registrant’s requirements of goods, services or raw materials.” (Emphasis added.)

company, we believe that the revenue attributable to this agreement will decrease in future periods as a percent of our total revenues.

In summary, while Intel is a valued and significant customer, we respectfully submit that our agreement with Intel was entered into in the ordinary course of our business and we do not substantially depend upon this agreement to maintain our business.  Accordingly, we do not believe we are required to file such agreement as an exhibit to our periodic reports.

Proprietary Rights, page 9

2.              Please tell us whether you are significantly dependent on any of the patents, trademarks, or licenses you reference.  If so, you should discuss the nature, duration and effect of all such patented technology, trademarks and license agreements held.  See Item 101(c)(1)(iv) of Regulation S-K.

We confirm to the Staff that we are not significantly dependent upon any single patent, copyright, trademark or license with respect to our proprietary rights.  As disclosed on page 9 of our Annual Report on Form 10-K for the fiscal year ending October 31, 2007, we primarily rely upon a combination of copyright, patent, trademark and trade secret laws as well as license and nondisclosure agreements to establish and protect our proprietary rights.  Our source code is protected both as a trade secret and as an unpublished copyrighted work.  We have a diversified portfolio of over 600 patents issued and additionally, more than half of that amount in pending patent applications, in the United States and in foreign jurisdictions. Our issued patents have expiration dates through the year 2025.  Our patents and pending patent applications primarily relate to our products and the technology used in connection with our products. We will in future Annual Reports on Form 10-K disclose this information.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 31

3.              In your discussion of the results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor.  For example, you disclose on page 32 that the increase in revenue for fiscal 2007 compared to 2006 was primarily due to increased bookings of licenses and difference in the number of weeks between 2007 and 2006 and further, that this amount was partially offset by a decrease in maintenance and service revenue.  Similarly, you attribute the increase in total revenue for fiscal 2006 as compared to 2005 to an increase in time-based license revenue from orders booked in prior periods, which you assert “more than offset” the maintenance and service revenue decrease.  Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms.  See Section II.D of SEC Release 34-6835.  Note that this comment also applies to your disclosure in your Form 10-Q.

We will revise this section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings to discuss those quantifiable and measurable items that materially impact comparisons of related income statement lines.   To address the Staff’s Comments, we have enhanced our disclosure in our Quarterly Report on Form 10-Q for the quarter ended April 30, 2008, as well.

4.              We note your disclosure that price is a primary competitive factor in your market.  Your discussion of revenues should indicate in quantified terms the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided.  As material, your disclosure should also include a discussion of pricings pressure in your industry.  See Item 303(a)(3)(iii) of Regulation S-K.  Note that this comment also applies to your disclosure in your Form 10-Q.

In the “Business Environment” sub-section of the Management Discussion and Analysis section of our periodic reports, we discuss the pricing pressure in our industry, as well as other factors affecting our market.  To address the Staff’s Comments, we have enhanced our disclosure in our Quarterly Report on Form 10-Q for the quarter ended April 30, 2008 and will continue to do so in future filings.  We have included the enhanced “Business Environment” sub-section below.  As discussed further below, we do not believe that changes in our prices can be isolated and quantified in order to explain changes in our revenues from period to period and we do not internally evaluate our revenue streams in such a manner.

The Electronic Design Automation (EDA) industry in which we operate is extremely competitive and many factors in addition to price affect our customer arrangements.  EDA customers consider factors such as technology leadership, product quality and features (including ease-of-use), time-to-results, post-sale support, product interoperability, vendor relationship strength, as well as price and payment terms.  No one factor drives an EDA customer’s decision.

We currently have over 2,000 customers, many of which are large businesses purchasing substantially all of the capabilities our software products offer.  Our products are divided into five common groupings, or platforms: Galaxy™ Design Platform and Discovery™ Verification Platform (which are typically sold together as Core EDA), Intellectual Property/Systems, Manufacturing, and Professional Services.  There are hundreds of products within each platform.  We can further enhance the value of the products by providing additional rights such as multiple copies of the tools, software integration and flow scripts, post-contract customer support both online and on premises, expanded license usage related to duration, location and quantity, contractor and site access, future purchase rights and other unique negotiated terms.  We also provide customers with the ability to purchase pools of technology to address a broad spectrum of their design needs and, in some instances, we enable our customers to exchange certain quantities of licensed software for unspecified future technology.  These elements of added value, in addition to price, are part of the many factors on which our customers make purchasing decisions. While we do analyze these factors to better understand our business on a macro-level, given the nature of our industry and the complexity of these customer arrangements, we do not currently evaluate individual product/platform price or volume changes as they may relate to revenue.

Since late fiscal 2004, our primary business revenue model has been to generate consistent and predictable recurring revenue through bundling certain software licenses with maintenance, for a finite term.  We call these types of licenses, Technology Subscription Licenses (TSLs).  TSLs generally provide the customer limited rights to receive, or exchange certain quantities of licensed software for, unspecified future technology.  We bundle and do not charge separately for post-contract customer support (maintenance) for the term of the license.  Since we do not have Vender-Specific Objective Evidence of the fair value of  post-contract customer support related to TSLs, we recognize revenue from TSL licenses ratably over the term of the license period.  Since late fiscal 2004, greater than 90 percent of all annual license revenue has been time-based license revenue.  In addition, greater than 90 percent of recognized time-based revenue in any one period is derived from prior period bookings of time-based licenses, which in some cases occurred more than three years prior.  Due to our business model, changes in prices or volumes in any given quarter generally do not correlate to changes in revenue recognized during that same period.   Furthermore, this business model reduces our dependence on license arrangements that generate non-recurring upfront license revenue in a particular period and provides us with the ability to resist typical software industry quarter-end pressures and to decline business with terms, including pricing terms, that may be less favorable to us.

Based upon the competitive nature of our industry, the complex needs of our customers, the flexible manner in which we offer our products, and our time-based license revenue model, we believe it is difficult if not impossible to isolate and quantify the extent to which any of these factors alone or in combination have affected changes in our revenues.

We have expanded upon this discussion in our most recent 10-Q, as follows:

Business Environment

We generate substantially all of our revenue from customers in the semiconductor and electronics industries. Our customers typically fund purchases of our software and services largely out of their research and development (R&D) budgets and, to a lesser extent, their manufacturing and capital budgets. As a result, our customers’ business outlook and willingness to invest in new and increasingly complex chip designs heavily influence our business.

Our customers are increasingly focused on reducing their overall cost of product design, development and manufacturing.   This has affected us in a number of ways.  First, some customers have reduced their EDA expenditures by decreasing their level of EDA tool purchases, using older generations of EDA products or by not renewing maintenance services. Second, some customers are consolidating their EDA purchases with fewer suppliers in order to lower their overall cost of ownership while at the same time meeting new technology challenges. Third, customers are now demanding a broader portfolio of solutions, support and services. Fourth, customers bargain more intensely on all aspects of the contractual arrangement, including pricing, payment terms, post-sale support, remix rights and other terms, which have affected revenues industry-wide.

As a result of customers seeking to conserve cash, we shifted our business model in the fourth quarter of 2004 to allow a substantial majority of our customers to pay for licenses over a period of time, rather than upfront at the time of initial purchase.  We also permitted customers to buy pools of technology to address a broad spectrum of their design needs rather than individual point tools, we bundled maintenance with the licenses, and in some cases, enabled customers to access future products.  Arrangements with technology pools, extended payment terms, and rights to unspecified future products generate recurring revenue over a period of time, generally three years, rather than non-recurring upfront license revenue.  Accordingly, most of the revenue we recognize in any particular quarter results from our selling efforts in each of the prior periods during the last three or so years.  This business model reduces our dependence on license arrangements that generate non-recurring upfront license revenue in a particular period and provides us with the ability to resist typical software industry quarter-end pressures and decline business with terms, including pricing terms, that may be less favorable to us.  We continue to target achieving greater than 90% of our license revenue as recurring revenue, which we refer to in our financial statements as time-based revenue.

Consolidated Statement of Stockholders’ Equity and Comprehensive Income (Loss), page 50

5.              Tell us more about your “Tax impact associated with exercise of assumed stock options” in fiscal 2006 and your “Tax benefit associated with exercise of stock options” in fiscal 2007.  Reconcile these balances to your disclosure on page 76 where you indicate that you have not recorded any excess tax benefits during fiscal 2007 and 2006.  Additionally, tell us how the “Tax benefit associated with stock options” line item on the Consolidated Statements of Cash Flows related to the similarly labeled item that is charged to the fiscal 2007 Capital in Excess of Par Value in the amount of $1,316 thousand.

We respectfully direct your attention to Note 9, Income Taxes, on page 79 of our 2007 Form 10-K, which explains the reduction in 2006 Capital in Excess of Par Value and the increase in the 2007 Capital in Excess of Par Value, as follows:

“In fiscal 2006, the Company reduced additional paid in capital by approximately $8.9 million. The decrease is primarily due to the withdrawal of an incorrect state refund claim made in 2005 relating to stock option deductions claimed for foreign employees and an overstatement in prior years of the excess tax benefit realized from exercises of stock options assumed in certain acquisitions. In fiscal 2007, the Company recorded an increase in additional paid in capital by approximately $1.3 million, related to a tax benefit for prior year stock option exercises by certain non-U.S. employees.”

The Company reduced Capital in Excess of Par Value (referred to as additional paid in capital or “APIC” below) by $8.9 million to correct certain balance sheet misstatements discovered in fiscal 2006.  The largest portion of the adjustment related to a $6.7 million decrease in APIC, with corresponding reductions in goodwill of $6.0 million and non-current deferred tax assets of $0.7 million to correct an overstatement of income tax benefits recognized upon exercise of employee stock options assumed in certain business combinations in fiscal years 2002 through 2005.  The remaining amount related to various adjustments which were individually immaterial and in the aggregate reduced APIC by $2.2 million, with corresponding reductions in non-current deferred tax assets of $0.1 million and income tax receivable of $2.1 million to correct an overstatement of income tax benefits recognized in prior years upon exercise of employee stock options.

Management concluded that the balance sheet errors were not quantitatively or qualitatively material to 2006 or any prior year, but disclosed the existence of the $8.9 million adjustment reflected in the fiscal 2006 Statement of Stockholders’ Equity.

The $1.3 million increase in APIC in 2007 relates to the recognition of income tax benefits obtained through the exercise of stock options by employees of the Company’s subsidiary in India in prior fiscal years.  The Company had not previously been entitled to a tax benefit under Indian tax laws and regulations.  However, in fiscal 2007, the Company made a “check the box” election for U.S. tax purposes to treat its Indian subsidiary as a branch, which resulted in the subsidiary’s accumulated earnings on a tax basis being included in the Company’s fiscal 2007 taxable income.  This election resulted in an additional tax expense (after foreign tax credits) of approximately $1.3 million.  As no amount was actually payable to tax authorities in 2007 because the accumulated tax earnings and profits were substantially eliminated by stock option deductions, the Company recorded a credit to APIC.

We believe that the disclosure on page 76 of the Form 10-K that we had not recorded any excess tax benefits during fiscal 2006 is correct.  The error corrections in fiscal 2006 resulted in a decrease to APIC rather than an excess tax benefit.  In fiscal 2007, the Company recorded no excess tax benefits associated with fiscal 2007 exercises of stock options.  The Company has disclosed the $1.3 million tax benefit in fiscal 2007 from prior year exercise of these stock options in India on page 79 of the Form 10-K.  We will modify, in future filings, the fiscal 2007 disclosure to clarify the existence of the $1.3 million benefit.  The majority of the India stock options were granted, vested, and exercised prior to the Company’s adoption of SFAS 123R.  As a result, the Company did not believe the requirements in paragraph 68 of SFAS 123R to record excess tax benefits realized subsequent to the adoption of SFAS 123R as cash flows from financing activities was applicable.

***

This letter has been reviewed by the Audit Committee of the Company’s Board of Directors and by the Company’s independent registered public accounting firm, KPMG LLP.

As requested in the Staff’s letter, the Company acknowledges:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or need additional information, please contact the undersigned at (650) 584-5441, or Erika Varga, Associate General Counsel, at (650) 584-4241.

Very truly yours,

/s/ BRIAN M. BEATTIE

Brian M. Beattie
Chief Financial Officer

Cc:	Dr. Aart de Geus (CEO, Synopsys) Brian E. Cabrera, Esq. (General Counsel, Synopsys)